

Mail Stop 3233

January 19, 2018

<u>Via E-mail</u>
Edward B Pitoniak
Chief Executive Officer
VICI Properties Inc.
8329 W. Sunset Road, Suite 210
Las Vegas, NV 89113

     Re: VICI Properties Inc.
               Amendment No. 1 to Registration Statement on Form S-11
               Filed January 17, 2018
               File No. 333-221997

Dear Mr. Pitoniak:

     We have limited our review of your registration statement to the issues we have addressed in our comments.

<u>Unaudited Pro Forma Combined Condensed Balance Sheet, page 64</u>

1.   We note that you present adjustments (n), (o) and (r) in your pro forma combined condensed balance sheet on a net basis. Please revise your presentation to provide each adjustment on a gross basis on the face of your pro forma balance sheet, or alternatively, you can include a table in your notes to the pro forma balance sheet detailing each pro forma adjustment impacting each balance sheet line item.

<u>Note 2 – Statement of Operations Pro Forma Adjustments, page 70</u>

2.   For adjustments (nn) and (oo), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202)551-3799 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Todd E. Lenson, Esq. (*via e-mail*)